

SECURITIES AND EXCHANGE COMMISSION

07002756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. BRIDGE REALVEST SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE, 6th FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT SANDLER (212) 362-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY M. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. BRIDGE REALVEST SECURIITES, CORP., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

ANA I. FERREIRA
NOTARY PUBLIC
STATE OF NEW JERSEY
COMMISSION EXPIRES FEB 25, 201

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. BRIDGE-REALVEST SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

A. BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

A. BRIDGE-REALVEST SECURITIES CORPORATION

I have audited the accompanying statement of financial condition of A. Bridge-Realvest Securities Corporation as of December 31, 2006 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A. Bridge-Realvest Securities Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 25, 2007

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash		$ 32,820
Total assets		**$ 32,820**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses		$ 10,627
Total liabilities		**10,627**
Stockholders' equity:		
Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20	
Additional paid-in-capital	29,784	
Retained earnings (deficit)	(7,611)	
Total stockholders' equity		**22,193**
Total liabilities and stockholders' equity		**$ 32,820**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Other income		$ 53,173
Loss on investment		(191)
Interest		449
Total revenue		**53,431**
Expenses:		
Commissions paid registered representatives	$ 10,000	
Regulatory fees	1,260	
Rent	18,699	
Subscriptions and publications	5,958	
Telephone	3,515	
Professional Fees	4,060	
Insurance	8,126	
Other expenses	6,788	
Total expenses		**58,406**
Net income (loss) before Federal income tax		(4,975)
Less: Federal income tax		-0-
Net loss		**($ 4,975)**

See notes to financial statements

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2006

Resources provided:		
Decrease in investments		$ 3,300
Increase in accrued expenses		3,592
Total resources provided		**6,892**
Resources applied:		
Net loss	$ 4,975	
Total resources applied		**(4,975)**
Increase		**1,917**
Cash - January 1, 2006		30,903
Cash - December 31, 2006		**$ 32,820**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholders' equity, January 1, 2006	$ 27,168
Less: Net loss	(4,975)
Stockholders' equity, December 31, 2006	$ 22,193

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2006	$ -0-

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. **Summary of significant accounting policies:**

   Income taxes:

   The company became a corporation on January 23, 1995 in the State of New York. The company operates as a remarketing, indexing and private placement agent for institutional customers. Income taxes are based on the net income of the company.

2. **Lease commitment:**

   The company leases office space with a commitment through August 31, 2007 in the amount of $12,000.

3. **Net capital requirements:**

   As a registered broker-dealer, the company is subject to the SEC's Uniform Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined or $5,000, whichever is greater.

   Net capital as reported on page 7 of the audited Form X-17A-5 indicates net capital of $22,193. In January 2007, the company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $22,193.

A. BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings (deficit)		(7,611)
		22,193
Less: non-allowable assets		-0-
Net capital		**22,193**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $10,627)	**$ 708**	(5,000)
Excess net capital		**$17,193**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$10,627**
Percentage of aggregate indebtedness to net capital	**48%**

See notes to financial statements.

A. BRIDGE-REALVEST SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 23,868
Audit Adjustments	-0-
Net capital per audited report, December 31, 2006	**$ 23,868**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

A. BRIDGE-REALVEST SECURITIES CORPORATION

I have examined the financial statements of A. Bridge-Realvest Securities Corporation for the year ended December 31, 2006 and have issued my report thereon dated February 25, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year, (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that I believe to be material.



February 25, 2007

END